EXHIBIT 99.1

Poet Technologies Announces the Amendment and Acceleration of Warrants

TORONTO, May 29, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Corporation") (TSXV: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, is pleased to announce that, further to its news release dated March 22, 2024, it received approval today from the TSX Venture Exchange (the “Exchange”) to amend the terms of 539,318 common share purchase warrants of the Corporation (the "Amended Warrants") that were issued pursuant to a private placement that closed on December 2, 2022 (the "Private Placement").

The Amended Warrants are now exercisable to acquire one common share of the Corporation (each, a "Common Share") at an exercise price of C$1.80 per Common Share. In addition, as required by the policies of the Exchange, an acceleration clause was also added to the Amended Warrants such that, if for any 10 consecutive trading days during the unexpired term of the Amended Warrants, the closing price of the Common Shares on the Exchange is equal to or greater than C$2.16, the expiry date will be accelerated to 30 calendar days (the "Warrant Acceleration").

As of the close of markets on May 29, 2024, the closing price of the Common Shares on the Exchange has exceeded C$2.16 per Common Share for at least 10 consecutive trading days. In accordance with the approval of the Exchange for the Amended Warrants, the expiry date of all unexercised Amended Warrants has been accelerated such that all Amended Warrants will expire at 5:00 p.m. (Toronto time) on June 28, 2024 (being 30 calendar day following the triggering of the Warrant Acceleration).

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers.  POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems.  POET’s Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles.  POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore.  More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi adrian.brijbassi@poet-technologies.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include, without limitation, the Corporation's expectations with respect to its products, the scalability of the POET Optical Interposer and the success of the Corporation's products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations regarding the size of the market for its products, the capability of its joint venture to produce products on time and at the expected costs, the performance and availability of certain components, and the success of its customers in achieving market penetration for their products. Actual results could differ materially due to a number of factors, including, without limitation, the attractiveness of the Corporation's product offerings, performance of its technology, the performance of key components, and ability of its customers to sell their products into the market. For further information concerning these and other risks and uncertainties, refer to the Corporation's filings on SEDAR+ at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov. Although the Corporation believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Corporation's securities should not place undue reliance on forward-looking statements because the Corporation can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Corporation assumes no obligation to update or revise this forward-looking information and statements except as required by applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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